EXHIBIT 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions) (1)(2)

	Year Ended Last Friday in December
	2003	2002	2001	2000	1999
	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)
Pre-tax earnings (loss)(3)	$5,038	$2,346	$(221)	$4,997	$3,575

Add: Fixed charges (excluding
capitalized interest and preferred security
dividend requirements of subsidiaries)	7,989	10,045	17,328	18,538	13,464

Pre-tax earnings before fixed charges	13,027	12,391	17,107	23,535	17,039

Fixed charges:
Interest	7,796	9,839	17,074	18,283	13,217
Other(4)	193	206	260	274	262

Total fixed charges	7,989	10,045	17,334	18,557	13,479

Preferred stock dividend requirements	52	52	54	55	57

Total combined fixed charges

and preferred stock dividends	$8,041	$10,097	$17,388	$18,612	$13,536

Ratio of earnings to fixed charges	1.63	1.23	0.99(5)	1.27	1.26

Ratio of earnings to combined fixed charges and preferred stock dividends	1.62	1.23	0.98(5)	1.26	1.26

(1)	Amounts have been restated as per Note 1 to the consolidated financial statements.
(2)	Amounts have been restated as per Note 2 to the consolidated financial statements.
(3)	Excludes undistributed earnings (loss) from equity investees.
(4)	Other fixed charges consists of the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.
(5)	Earnings were insufficient to cover fixed charges and fixed charges and preferred dividend requirements by $227 million and $281 million, respectively.